FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. The State of Israel’s Ministry of the Interior Chooses Magic Software’s uniPaaS Solution

The State of Israel’s Ministry of the Interior Chooses Magic Software’s uniPaaS Solution

Elad Software Systems, Magic Software’s partner, will migrate the Ministry of the Interior’s current applications to uniPaaS

Or-Yehuda, Israel, February 28, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, today announced that its business partner, Elad Software Systems, will migrate the Israeli Ministry of the Interior’s current applications to uniPaaS. This migration will benefit local users and field controllers using mobile terminals.

With uniPaaS, the Ministry of the Interior will have an updated applications infrastructure that quickly enables the rapid adoption of new technologies, allows easy maintenance and works through a clear and intuitive user interface. The new platform will allow field teams to access the system via mobile devices, including cellular equipment. This solution will achieve both cost and time savings of up to 80% when compared to other solutions. Elad Software Systems will conclude the entire project within two months.

“We needed to find a solution that would let us develop our own applications quickly and easily, as well as taking care of the more immediate requirement to upgrade our current information systems,” said Moshe Abramson, CIO of the Ministry of the Interior. “This project reflects our aspirations for increasing our efficiency by working with professional business partners to acquire the best and most advanced technologies.”

“Elad Software Systems has extensive experience with these types of projects, and looks forward to making itself available for continued cooperation with the Ministry of Interior, assisting with the system maintenance as well as development and infrastructure related issues,” said Dagan Halevi, Division Manager of Elad Software Systems.

“As Elad Software Systems’s business partner, we are embarking on another challenging project designed to meet the Ministry of the Interior’s needs for the 21st century,” added Guy Bernstein, acting Chief Executive Officer of Magic Software. “Our advanced technology, combined with Elad Software Systems’s vast experience, means that the Ministry of the Interior will have a first-rate applications infrastructure that also stands ready to meet any challenges that might arise in the future.”

About the Ministry of the Interior

The State of Israel’s Ministry of the Interior is responsible for the planning and implementation of national policy in areas such as local government, planning and construction, population registry, and emergency services. For more information, visit www.moin.gov.il

About Elad Software Systems

Elad Software Systems offers its clients comprehensive IT solutions and end-to-end services based on a variety of technologies. With over 700 experts, Elad Software Systems accompanies its clients throughout the way including consultation, software development, application, training and assimilation, wide-ranging support, outsourcing services and managed services. The company specializes in creating unique combinations which together form fields of knowledge and focused specializations in order to best serve its clients' varied and ever-changing needs. For more information, visit www.elad.co.il.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Magic Software Press Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: Tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 The State of Israel’s Ministry of the Interior Chooses Magic Software’s uniPaaS Solution

Exhibit 10.1